Exhibit 12

(in thousands)

	For the three months ended March 31,
	2004		2003
Fixed Charges Computation:
Preferred stock dividend	$772		$297

Interest expense, including amortization of debt issuance costs, on convertible debt	527		—

Total fixed charges and preferred dividends	1,299		297

Earnings Computation:
(Loss) profit before equity in income of investee	4,457		(8,028)
Add:
Fixed charges	1,299		297

Earnings as adjusted	$5,756		$(7,731)

Ratio of earning to fixed charges (a)	10.9	x	N/A

Ratio of earning to fixed charges and preferred dividends (a)	4.4	x	N/A

(a)	For the three months ended March 31, 2003 earnings were not sufficient to cover fixed charges plus preferred dividends by approximately $8.0 million.